Amersin Life Sciences Corporation

File No. 000-25553

Via EDGAR

December 24th, 2005

H. Y. (Reid) Li, CEO

Amersin Life Sciences Corporation

Joseph J. Roesler

Senior Accountant

United States Securities and Exchange Commission

In response to your correspondence of December 21st, 2005 regarding Amersin Life Sciences’ Form 8-K, Item 4.02, filed December 14th, 2005.

Dear Mr. Roesler:

Thank you for your correspondence and for your suggestion regarding an amendment to our filing.  Upon review of the guidelines for the information to be disclosed I believe I understand your concern and will file an amendment to Item 4.02 to provide the additional information requested by amending the final paragraph as follows:

The Chief Executive Officer of the Company is stationed in China, familiar with the Chinese statements and structure of the joint venture and has discussed the errors with the company’s independent accountants who assisted in the preparation of the original statements.  It is anticipated that the company will file amendments to reflect these changes with respect to its annual report on form 10-KSB for the year ended January 31st, 2005 filed with the Securities and Exchange Commission June 2nd, 2005; to its quarterly report on form 10-QSB for the period ended April 30th, 2005 filed with the Securities and Exchange Commission June 21st, 2005; to its quarterly report on form 10-QSB for the period ended July 31st, 2005 filed with the Securities and Exchange Commission October 20th, 2005 and possible to it’s quarterly report for the period ended October 31st, 2004 filed with the Securities and Exchange Commission December 13th, 2004.

In accordance with your request I hereby acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ H. Y. (Reid Li

H. Y. Li, CEO

Amersin Life Sciences Corporation